Filed pursuant to Rule 424(b)(3)
Registration No. 333-169383

PROSPECTUS

HEELYS, INC.

2,904,410 SHARES OF COMMON STOCK

We are registering the common stock being offered by this prospectus in order to permit the holders thereof to sell such shares without restriction, in the open market or otherwise; however, the registration of such common stock does not necessarily mean that they will be sold.  We will not receive any proceeds from this offering.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “HLYS.”  On September 14, 2010, the last reported closing price of our common stock on NASDAQ was $2.46 per share.

The securities offered hereby involve a high degree of risk.  See “Risk Factors” on page 1, as well as the risk factors relating to our business that are incorporated by reference in this prospectus, for a discussion of the factors you should carefully consider before deciding to purchase our securities.

The selling shareholders are offering these shares of common stock. The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2010

You should rely only on the information contained herein or specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any document incorporated herein by reference is accurate as of any date other than the date of this prospectus.

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THE COMPANY

We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to rolling by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel.  We believe our distinctive product offering and our HEELYS brand is synonymous with a popular lifestyle activity.

We currently offer HEELYS-wheeled footwear in the United States and certain other countries.  HEELYS-wheeled footwear is protected by numerous patents and trademarks.  In 2009, approximately 98% of our net sales were derived from the sale of our HEELYS-wheeled footwear.  The remainder of our net sales were derived from the sale of non-wheeled footwear and branded accessories, such as replacement wheels.

We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our HEELYS brand image. Domestically, our products can be purchased from full-line sporting goods retailers such as, Academy, Big 5 and Modell’s; department stores such as JCPenney; and specialty apparel and footwear retailers such as Skechers and Journeys. Our products can also be purchased from select online retailers such as Zappos.com and Amazon.com.

In 2009, we distributed certain styles through Ross, a discount retailer, in order to sell excess inventory.  In 2009, 34.6% of our net sales were derived from retailers in the United States.  Historically, our products have been sold internationally through independent distributors with exclusive rights to specified international markets.  During the first quarter of 2008, we opened an office in Belgium to focus on expanding our international opportunities by working more closely with our distributors, establishing relationships with distributors in new international markets and, in select markets, selling our products direct to retail customers.  In 2008, we entered into agreements with our former distributor in Germany and Austria (German market) and our former distributor in France, Monaco and Andorra (French market) whereby we terminated their rights to distribute our products in their specified markets.  We took over the distribution of our products in the German market effective April 1, 2008 and in the French market effective May 1, 2008.  A third party sourcing procures subcontractors to manufacture our products and serves as the paying agent to the subcontractors.

Our principal offices are located at 3200 Belmeade Drive, Suite 100, Carrollton, Texas 75006, our phone number is (214) 390-1831.  Our website is www.heelys.com.  The information on our website is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider the risks described in “Item 1A — Risk Factors” of our most recent annual report on Form 10-K for the year ended December 31, 2009 and under “Risk Factors” in our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 that have been filed with the SEC and incorporated herein by reference in their entirety, as well as other information in this prospectus and in any other documents incorporated into this prospectus by reference before purchasing any of our securities.  Each of the risks described in these sections and documents could adversely affect our business, financial condition, and results of operations, and could result in a complete loss of your investment.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements with respect to our financial condition, results of operations and business that are not historical information. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information.  Forward-looking statements can be identified by the use of terminology such as “subject to,” “believes,” “anticipates,” “plans,” “expects,” “intends,”

“estimates,” “projects,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy.

All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and assumptions, but they are inherently uncertain, we may not realize our expectations and our assumptions may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Factors that may materially affect such forward-looking statements include:

•                  substantially all of our net sales are generated by one product;

•                  significant competition;

•                  our ability to adequately enforce our intellectual property rights;

•                  our ability to successfully introduce new product categories;

•                  unfavorable publicity, consumer perception or material product liability claims concerning our products;

•                  costs of compliance and our failure to comply with governmental regulations;

•                  economic, political and other risks associated with our international manufacturing and sales;

•                  our failure to satisfy consumer demand for our products;

•                  changes in consumer preferences or demand for our products;

•                  our inability to attract and retain key members of management;

•                  the effects of seasonality on our sales; and

•                  other factors described in this prospectus under “Risk Factors.”

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, performance or achievements. We do not have any obligation and do not intend to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus and the applicable prospectus supplement or the date of any document that was incorporated by reference herein or therein. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus and the applicable prospectus supplement.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock by the selling shareholders.  Any expenses above $25,000 will be borne by us.

SELLING SHAREHOLDERS

We initially issued the common stock registered hereby to our founder (Roger R. Adams), in transactions exempt from registration under the Securities Act.  The shares were subsequently transferred by him to a revocable family trust which recently transferred the shares to the selling shareholders in privately negotiated transactions.  The shares of common stock that may be offered pursuant to this prospectus will be offered by the selling shareholders, which includes their transferees, distributees, pledgees or donees or their successors.  The following table sets forth certain information concerning the number of shares of common stock beneficially owned by each selling shareholder that may be offered from time to time pursuant to this prospectus.  Prior to the transfer of shares, RRA Family Trust UA had beneficial ownership of greater than 5% of our common stock.

Selling Shareholders Table

Name	Shares of common stock owned before the offering	Shares of common stock offered	Shares of common stock owned after the offering	Percentage of common stock owned after the offering (1)
Octagon Capital Partners, LP	150,000	150,000	0	0%
Hodges Fund	1,000,000	1,000,000	0	0%
Hodges Small Cap Fund	100,000	100,000	0	0%
Walker Smith Capital (QP), LP	202,300	202,300	0	0%
Walker Smith Capital, LP	37,900	37,900	0	0%
Walker Smith International Fund, Ltd	315,800	315,800	0	0%
HHMI Investment, LP	131,300	131,300	0	0%
GT Global Hedge, LP	17,110	17,110	0	0%
Rubicon Capital Group, LLC	50,000	50,000	0	0%
Precept Capital Master Fund, GP	50,000	50,000	0	0%
Manatuck Hill Scout Fund, LP	250,000	250,000	0	0%
Westpark Capital, LP	250,000	250,000	0	0%
Patrick Lin	250,000	250,000	0	0%
Atlas Capital Management, LP	100,000	100,000	0	0%

(1)                We have determined the number and percentage of shares of common stock owned after the offering by assuming that each of the selling shareholders will sell all of its or his shares being offered pursuant to this prospectus, but will not sell any other shares that it or he owns.  In fact, the selling shareholders may sell none, all or some portion of their holdings.

PLAN OF DISTRIBUTION

The selling shareholders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, brokers or agents, or through a combination of any of these methods of sale.  Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers.  These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions:

•                  at fixed prices;

•                  at prevailing market prices at the time of sale;

•                  at prices related to such prevailing market prices;

•                  at varying prices determined at the time of sale; or

•                  at negotiated prices.

Such sales may be effected in transactions in the following manner:

•                  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise; or

•                  through the settlement of short sales.

Selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the underlying common stock and deliver these securities to close out such short positions.

From time to time, one or more of the selling shareholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them.  Any such distributees, devisees, secured parties or donees will be deemed to be selling shareholders.  Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders.

The aggregate proceeds to the selling shareholders from the sale of the common stock will be the sale price of the common stock less any discounts and commissions.  A selling shareholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

Our common stock is quoted on The NASDAQ Capital Market.

The common stock may be sold in some states only through registered or licensed brokers or dealers.  The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.  A selling shareholder may not sell any of the common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

Locke Lord Bissell & Liddell LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.

EXPERTS

The consolidated financial statements of Heelys for the year ended December 31, 2009 appearing in Heelys, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), incorporated herein by reference, have been so incorporated in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  The consolidated financial statements of Heelys for the year ended December 31, 2008 appearing in the Form 10-K have been so incorporated in reliance upon the report of Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, or Exchange Act, and file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.  Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. In addition, you may read and copy our SEC filings at the offices of The NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, NY 10006.  Our SEC filings are also available through our website at www.heelys.com.

This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement.  We have also filed exhibits to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit for a complete description of any statement referring to any contract or document.  You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the preceding paragraph.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Items 2.02 or 7.01 of Form 8-K):

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as filed with the SEC on March 12, 2010;

•                  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 as filed with the SEC on May 14, 2010;

•                  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the SEC on August 13, 2010;

•                  Our Current Reports on Form 8-K and 8-K/A, as filed on April 26, 2010; May 13, 2010; May 24, 2010; June 3, 2010; June 7, 2010; June 23, 2010; August 12, 2010; August 27, 2010 and August 31, 2010; and

•                  The description of our common stock contained in our Registration Statement on Form 8-A/A filed with the SEC on December 6, 2006.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address and telephone number:

3200 Belmeade Drive, Suite 100

Carrollton, Texas 75006

(214) 390-1831